As filed with the Securities and Exchange Commission on December 15, 2004.
 ===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                   SCHEDULE TO
        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                ----------------
                              THE KOREA FUND, INC.
                       (Name of Subject Company (issuer))


                              THE KOREA FUND, INC.
                        (Name of Filing Person (offeror))

                                  COMMON STOCK,
                            $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    500634100
                      (CUSIP Number of Class of Securities)

                              Bruce Rosenblum, Esq.
                              THE KOREA FUND, INC.
                c/o Deutsche Investment Management Americas, Inc.
                                 345 Park Avenue
                            New York, New York 10154
                                 (800) 349-4281
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                ----------------
                                    COPY TO:
                             Meredith M. Brown, Esq.
                              Debevoise & Plimpton
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 909-6000
                                ----------------

                            CALCULATION OF FILING FEE

============================== ===============================================
   TRANSACTION VALUATION                    AMOUNT OF FILING FEE
------------------------------ -----------------------------------------------
       Not Applicable                          Not Applicable
============================== ===============================================
* Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)
(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



Amount Previously Paid:  Not applicable
Form or Registration No.:  Not applicable
Filing Party:  Not applicable
Date Filed:  Not applicable


[x] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Check the appropriate boxes to designate any transactions to which this statement relates:

[ ] third party tender offer subject to Rule 14d-1 [X] issuer tender offer subject to Rule 13e-4 [ ] going-private transaction subject to Rule 13e-3 [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|




Items 1-13

Not Applicable


Items 12. Materials to be Filed as Exhibits.

Text of Press Release issued by The Korea Fund, Inc. on December 15, 2004.

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

Item 13. Information Required by Schedule 13E-3.

Not applicable.


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